UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

ALLOS THERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

019777101

(CUSIP Number)

Scott A. Arenare, Esq.
Managing Director and General Counsel
Warburg Pincus LLC
450 Lexington Avenue
New York, New York 10017
(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099
(212) 728-8000

July 19, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P.	I.R.S. #13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus Partners, LLC	I.R.S. #13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus & Co.	I.R.S. #13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 019777101

1.	Names of Reporting Persons Warburg Pincus LLC	I.R.S. #13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 019777101

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 019777101

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 26,124,430

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 26,124,430

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 26,124,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.7%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 8, 2005 (as amended by Amendment No. 1 thereto previously filed with the SEC on May 30, 2008) (the “Original Schedule 13D”).  This Amendment No. 2 is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”) and the general partner of WP VIII,  Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WP Partners, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages WP VIII, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control WP VIII, WP Partners, WP and WP LLC.  Messrs. Kaye and Landy, together with WP VIII, WP Partners, WP and WP LLC are hereinafter referred to as the “Warburg Pincus Reporting Persons”).  The holdings of the Warburg Pincus Reporting Persons indicated in this Amendment No. 2 include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I, a company originated under the laws of the Netherlands (“WPNPE VIII  I”), and WP-WPVIII Investors, L.P., a Delaware limited partnership (“WP-WPVIII”, and together with WP VIII and WPNPE VIII I, the “Investors”), which shares the Warburg Pincus Reporting Persons may be deemed to beneficially own.  WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the Investors are referred to in this Amendment No. 2 as the “Group Members”.

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Capitalized terms used herein which are not defined herein have the meanings ascribed to them in the Original Schedule 13D.  References herein to the “common stock” are to shares of common stock, par value $0.001 per share (the “Common Stock”), of Allos Therapeutics, Inc., a Delaware corporation (the “Company”).  Each Group Member disclaims beneficial ownership of all shares of Common Stock other than those reported herein as being owned by it.

Item 2.	Identity and Background
The first sentence of Item 2(b) of the Original Schedule 13D is hereby amended and restated as follows:
(b)           The address of the principal business and principal office of each of the Warburg Pincus Reporting Persons is 450 Lexington Avenue, New York, New York 10017.

Item 4.	Purpose of Transaction
Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The Company, AMAG Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Alamo Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), have entered into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of July 19, 2011, pursuant to which, upon satisfaction of the conditions set forth therein, Merger Sub will be merged into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger.  Upon consummation of the Merger, the stockholders of the Company will receive a fixed ratio of 0.1282 shares of Parent’s common stock, par value $0.01 per share (“Parent Stock”), for each share of Common Stock they own.

In connection with the Merger Agreement, WP VIII and Parent have entered into a Voting Agreement, dated as of July 19, 2011 (the “Voting Agreement”), pursuant to which, among other things, WP VIII, subject to the terms and conditions of the Voting Agreement, has agreed that it will vote all of the shares of Common Stock beneficially owned by it in favor of the adoption of the Merger Agreement.  Pursuant to the Voting Agreement, WP VIII appointed each of Brian J.G. Pereira, MD, Joseph L. Farmer and Parent as attorneys-in-fact and proxies of WP VIII, with full power of substitution and resubstitution, to, subject to the terms and conditions of the Voting Agreement, vote the shares of Common Stock beneficially owned by WP VIII in favor of the adoption of the Merger Agreement and against certain other corporate actions, among other things, in the event that (i) WP VIII fails to comply with its voting obligations under the Voting Agreement or (ii) any action is commenced or order entered into, which challenges or impairs the enforceability or validity of WP VIII’s voting obligations under the Voting Agreement.

Pursuant to the Voting Agreement, WP VIII has agreed, subject to the terms and conditions contained therein, not to solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry (each as defined in the Merger Agreement) with respect to the Company and each of its subsidiaries (each of the Company and its subsidiaries, an “Allos Corporation”); (b) knowingly furnish any information regarding any of the Allos Corporations to any person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry with respect to an Allos Corporation; (c) engage in discussions or negotiations with any person relating to any Acquisition Proposal or an Acquisition Inquiry with respect to an Allos Corporation by such person; (d) approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry with respect to an Allos Corporation; (e) enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any Acquisition Transaction (as defined in the Merger Agreement) or Acquisition Inquiry with respect to an Allos Corporation; (f) make any disclosure or communication to any person (other than to a representative of WP VIII) (i) of or with respect to any non-public information relating to the Merger, any of the transactions contemplated by the Merger Agreement, the Voting Agreement, the Merger Agreement or any Acquisition Proposal in furtherance of or in connection with an Acquisition Inquiry or Acquisition Proposal (without Parent’s prior written approval) or (ii) indicating that WP VIII is against the Merger or any of the transactions contemplated by the Merger Agreement, unless: (A) WP VIII shall have been advised by WP VIII’s outside legal counsel that such disclosure or communication is required by applicable law; and (B) to the extent reasonably practicable, prior to making such disclosure or communication, WP VIII shall have provided Parent with reasonable (and in no event less than 48 hours’) advance written notice of WP VIII’s intent to make such disclosure or communication, the content of such disclosure or communication and the identities of the persons to which such disclosure or communication is intended to be made; (g) take any action that could result in the revocation or invalidation of the proxy discussed above; or (h) agree or publicly propose to take any of the actions referred to above or otherwise prohibited by the Voting Agreement.

The obligations of WP VIII under the Voting Agreement shall terminate upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the date of any modification, waiver, change or amendment of the Merger Agreement executed after the date of the Voting Agreement that is adverse to WP VIII or that results in a (a) decrease in the exchange ratio or (b) change in the form of consideration payable to WP VIII under the Merger Agreement and (iii) the date on which the Merger becomes effective.

WP VIII and Parent have also entered into a Stockholders Agreement, dated as of July 19, 2011 (the “Stockholders Agreement”), pursuant to which, among other things, WP VIII has agreed that, effective as of the consummation of the Merger, all agreements between WP VIII and the Company entered into before the date of the Stockholders Agreement will be permanently waived and/or terminated and will have no further force or effect.  In addition, pursuant to the Stockholders Agreement, WP VIII will be entitled to certain registration rights with respect to the shares of Parent Stock to be issued to WP VIII upon consummation of the Merger.

A copy of the Voting Agreement is filed as Exhibit 99.1 hereto.  A copy of the Stockholders Agreement is filed as Exhibit 99.2 hereto.  The Voting Agreement and Stockholders Agreement are incorporated herein by reference and the foregoing summary of the Voting Agreement and Stockholders Agreement is qualified in its entirety by reference to the exhibits.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a)                                  As of  July 19, 2011, by reason of their respective relationships with the Investors and each other, each of the Warburg Pincus Reporting Persons may be deemed under Rule 13d-3 under the Exchange Act to beneficially own 26,124,430 shares of Common Stock of the Company, which is approximately 24.7% of the outstanding Common Stock of the Company, which percentage is based on 105,677,486 shares of Common Stock of the Company which were outstanding as of July 19, 2011 (as indicated in the Merger Agreement).

The Group Members are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act.  Each Group Member disclaims beneficial ownership of all shares of Common Stock of the Company, other than those reported herein as being owned by it.

(b)           Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,124,430 shares of Common Stock of the Company it may be deemed to beneficially own as of July 19, 2011.  Each of the Warburg Pincus Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 26,124,430 shares of Common Stock of the Company it may be deemed to beneficially own as of July 19, 2011.

(c)           Other than as described herein, no transactions in securities of the Company were effected during the last 60 days by the Warburg Pincus Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As described in Item 4 hereto, WP VIII has entered into a Voting Agreement and a Stockholders Agreement.  The information set forth in Item 4 with respect to the Voting Agreement and the Stockholders Agreement is incorporated into this Item 6 by reference.

.

Item 7.	Material to be Filed as Exhibits

99.1.	Voting Agreement, dated as of July 19, 2011, by and between AMAG Pharmaceuticals, Inc. and Warburg Pincus Private Equity VIII, L.P.

99.2.	Stockholders Agreement, dated as of July 19, 2011, by and between AMAG Pharmaceuticals, Inc. and Warburg Pincus Private Equity VIII, L.P.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2011	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.

	By:	Warburg Pincus Partners, LLC, its General Partner

	By:	Warburg Pincus & Co., its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 21, 2011	WARBURG PINCUS PARTNERS, LLC

	By:	Warburg Pincus & Co., its Managing
Member

/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 21, 2011	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: July 21, 2011	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: July 21, 2011	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in- Fact*

Dated: July 21, 2011	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in- Fact**

________________________________

*Power of Attorney given by Mr. Kaye was previously filed with the United States Securities and Exchange Commission (the “SEC”) on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to the Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

EXHIBIT INDEX

Exhibit 99.1	Voting Agreement, dated as of July 19, 2011, by and between AMAG Pharmaceuticals, Inc. and Warburg Pincus Private Equity VIII, L.P.

Exhibit 99.2	Stockholders Agreement, dated as of July 19, 2011, by and between AMAG Pharmaceuticals, Inc. and Warburg Pincus Private Equity VIII, L.P.